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                                                                    Exhibit 99.2

TRANSTEL S.A. ANNOUNCEMENT

          Cali, Colombia, February 28, 2001 -TRANSTEL S.A. The two principal shareholders of Transtel, S.A., the largest privately-owned land-based telephone company in Colombia, who have been in discussions during the past few weeks over certain management issues, have agreed that Guillermo Lopez, the current Chief Executive Officer (as well as one of the two principal shareholders), will continue to serve as Transtel's Chief Executive Officer.

          Transtel, which has been in default on US$150 million issue of publicly-registered 12.5% Senior Bonds since November 1, 2000, has agreed at the suggestion of the bondholders committee to retain the Rothschild Group to analyze the availability of cash from operations to cover the Bond default and determine Transtel's ability to meet its future obligations. Transtel has also indicated its intention to make monthly payments on its Bonds out of operating cash flow until the default is covered. Since the Bonds went into default, Transtel has paid a total of US$5.5 million to the Bondholders in partial payments of overdue interest and still owes approximately US$4 million in overdue interest. Transtel and has committed to make two additional payments of US$500,000 each on March 2nd and March 9th, 2001. After such payments are made Transtel will owe approximately US$3,000,000 in overdue interest.

CONTACT:
Transtel S.A. International
Guillermo Lopez, 572/680-8801

or

Golin/Harris International
Gennaro Bizarro/Kelly Keisling, 212/697-9191 gbizzaro@golinharris.com